SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 3

TO

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

OAO TECHNOLOGY SOLUTIONS, INC.

(Name of Subject Company (Issuer))

OAO TECHNOLOGY SOLUTIONS, INC.

TERRAPIN PARTNERS HOLDING COMPANY LLC

TERRAPIN PARTNERS SUBSIDIARY LLC

TP MERGER SUB, INC.

JOHN F. LEHMAN

DONALD GLICKMAN

GEORGE A. SAWYER

LOUIS N. MINTZ

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

67082B 10 5

(CUSIP Number of Class of Securities)

David L. Rattner, Esq.

OAO Technology Solutions, Inc.

7500 Greenway Center Drive

16th Floor

Greenbelt, Maryland 20770

Telephone: (301) 486-0400

Facsimile: (301) 486-2332

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

William M. Rustum, Esq.

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

Telephone: (212) 351-4000

Facsimile: (212) 351-4035

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$36,612,850	$2,962

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 11,623,127 shares of common stock, par value $0.01 per share, of OAO Technology Solutions, Inc. (“OAOT”), at a purchase price of $3.15 per share. Such number of shares represents (i) the sum of (x) the 17,533,459 shares issued and outstanding as of November 7, 2003 and (y) the 2,673,832 shares of OAOT common stock issuable upon the exercise of options that are or will be vested by the expiration date of the offer, as extended, less (ii) 8,584,164 shares of OAOT common stock owned of record by TP HoldCo that will not be tendered.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals 0.0000809 of the value of the transaction. A $2,720 filing fee was paid in connection with the initial filing of this Schedule TO-I on November 13, 2003. The remaining $242 of the total filing fee was paid in connection with the filing of Amendment No. 1 to this Schedule TO-I on December 15, 2003.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,962	Filing Parties:	OAOT Technology Solutions, Inc.; Terrapin Partners Holding Company LLC; Terrapin Partners Subsidiary LLC; TP Merger Sub, Inc.; John F. Lehman; Donald Glickman; George A. Sawyer and Louis N. Mintz
Form or Registration No.:	Schedule TO-I	Date Filed:	Initially filed on 11/13/2003; Amendment No. 1 filed on 12/15/03; Amendment No. 2 filed on 12/19/03

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

      Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☒  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

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SCHEDULE TO

This Amendment No. 3 to the combined Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO-I (as so amended, “Schedule TO-I”) amends and supplements the statement originally filed on November 13, 2003, amended on December 15, 2003 and amended on December 19, 2003 by OAO Technology Solutions, Inc., a Delaware corporation (“OAOT” or the “Company”), Terrapin Partners Holding Company LLC (“TP HoldCo”), Terrapin Partners Subsidiary LLC (“TP Sub”), TP Merger Sub, Inc. (“MergerCo”), John F. Lehman, Donald Glickman, George A. Sawyer and Louis N. Mintz. This Schedule TO-I relates to the offer to purchase by OAOT at a price of $3.15 net per share in cash, without interest, any and all outstanding shares of its common stock on the terms and subject to the conditions specified in the Offer to Purchase (the “Offer to Purchase”), dated November 13, 2003, and in the related Letters of Transmittal (which, together with any supplements or amendments, constitute the “Offer”). This Amendment No. 3 to the Schedule TO-I is being filed by or on behalf of the Company, TP HoldCo, TP Sub, MergerCo, John F. Lehman, Donald Glickman, George A. Sawyer and Louis N. Mintz.

The information set forth in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated by reference to all items of this Schedule TO-I, including without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO-I.

Item 11. Additional Information.

The Schedule TO-I is hereby amended and supplemented by adding the following thereto:

On January 7, 2004, the Company issued a press release announcing that it has extended the subsequent offering period of its $3.15 net per share, without interest, offer in cash for any and all outstanding shares of its common stock so that it will expire at 5:00 p.m., New York City time, on Monday, January 12, 2004. The subsequent offering period was originally scheduled to expire at 5:00 p.m., New York City time, on Tuesday, January 6, 2004 (the “Previous Expiration Time”). As of the Previous Expiration Time, an aggregate of 6,664,947 shares of the Company’s common stock had been tendered and accepted for payment, representing approximately 80.7% of the shares of the Company’s common stock held by its unaffiliated stockholders as of November 13, 2003, the date on which the offer was commenced.

The full text of the press release is filed as Exhibit (a)(1)(K) hereto and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of Schedule TO-I is hereby amended and supplemented by including the following:

(a)(1)(K)	Text of Press Release dated January 7, 2004, issued by the Company.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 7, 2004

OAO TECHNOLOGY SOLUTIONS, INC.

By:	/S/ DAVID RATTNER
	Name:	David Rattner
	Title:	General Counsel

TERRAPIN PARTNERS HOLDING COMPANY LLC

By:	/S/ LOUIS N. MINTZ
	Name:	Louis N. Mintz
	Title:	Authorized Person

TERRAPIN PARTNERS SUBSIDIARY LLC
By: Terrapin Partners Holding Company LLC, its Managing Member

By:	/S/ LOUIS N. MINTZ
	Name:	Louis N. Mintz
	Title:	Authorized Person

TP MERGER SUB, INC.

By:	/S/ LOUIS N. MINTZ
	Name:	Louis N. Mintz
	Title:	Authorized Person

/S/ JOHN F. LEHMAN
John F. Lehman

/S/ DONALD GLICKMAN
Donald Glickman

/S/ GEORGE A. SAWYER
George A. Sawyer

/S/ LOUIS N. MINTZ
Louis N. Mintz